Chimera Investment Corporation
1211 Avenue of the Americas, Suite 2902
New York, NY 10036

January 12, 2012

VIA EDGAR

Ms. Cicely LaMothe
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chimera Investment Corporation
Form 10-Q for the quarterly period ended September 30, 2011
Filed November 18, 2011
File No. 001-33796

Dear Ms. LaMothe:

On behalf of Chimera Investment Corporation (“we” or the “Company”), set forth below are our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated December 21, 2011 with respect to the Company’s Form 10-Q for the quarterly period ended September 30, 2011.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2011

Note 2 – Summary of the Significant Accounting Policies, page 6, Immaterial Restatements, page 6

1.
We note your disclosure regarding your change in accounting method for certain non-Agency RMBS that are not of high credit quality. Please provide us further detail regarding the reason for this change in accounting; address each characteristic in the scope section of ASC 325-40-15. Also, provide us with a full analysis of how you determined that it is appropriate to make correcting prospective restatements for this change rather than amend prior filings, including quarterly reports.

Response

The Company holds Agency and non-Agency mortgage-backed securities (“MBS”) of varying credit quality in its portfolio.  In preparing its September 30, 2011 financial statements, the Company evaluated its portfolio for other-than-temporary impairment (“OTTI”) in accordance with the criteria enumerated under ASC 320 Investments-Debt and Equity Securities and ASC 325-40 Investments-Other – Beneficial Interest in Securitized Transactions.  Prior to September 30, 2011, the Company evaluated its investments in MBS for OTTI only under ASC 320.  In the course of preparing its September 30, 2011 financial statements, for the reasons discussed below, the Company determined that its investments in MBS rated less than AA, as well as non-rated non-Agency securities and other subordinated beneficial interests, should be evaluated for impairment under ASC 325-40.

ASC 325-40-15-3 defines the scope of ASC 325-40-15 to be the following beneficial interests:

“15-3     The guidance in this Subtopic applies to beneficial interests that have all of the following characteristics:

a.  Are either debt securities under Subtopic 320-10 or required to be accounted for like debt securities under that Subtopic pursuant to paragraph 860-20-35-2.

b.  Involve securitized financial assets that have contractual cash flows (for example, loans, receivables, debt securities, and guaranteed lease residuals, among other items). Thus, the guidance in this Subtopic does not apply to securitized financial assets that do not involve contractual cash flows (for example, common stock equity securities, among other items). See paragraph 320-10-35-38 for guidance on beneficial interests involving securitized financial assets that do not involve contractual cash flows.

c.  Do not result in consolidation of the entity issuing the beneficial interest by the holder of the beneficial interests.

d.  Are not within the scope of Subtopic 310-30.

e.  Are not beneficial interests in securitized financial assets that have both of the following characteristics:

1.  Are of high credit quality (for example, guaranteed by the U.S. government, its agencies, or other creditworthy guarantors, and loans or securities sufficiently collateralized to ensure that the possibility of credit loss is remote)

2.  Cannot contractually be prepaid or otherwise settled in such a way that the holder would not recover substantially all of its recorded investment.”

The Company began its analysis by evaluating all of its MBS under ASC 325-40 and concluded that all of its MBS are debt securities with contractual cash flows that meet the characteristics of subsection (a), (b), and (c) of ASC 325-40-15-3. However, the Company determined that certain MBS did not meet all of the characteristics specified by ASC 325-40-15-3.  Specifically, the Company concluded that MBS which represent the beneficial interests resulting from a whole loan securitization that the Company completed in 2008 are recorded on the Company’s financial statements as held for investment and are within the scope of Subtopic 310-30 and, therefore, pursuant to subsection (d) of ASC 325-40-15-3 are excluded from the scope of ASC 325-40.  In addition, the Company determined that MBS which are guaranteed by U.S. government agencies and non interest-only MBS that had an AA rating or higher at the time of acquisition are of high credit quality and, therefore, pursuant to subsection (e) of ASC 325-40-15-3 are excluded from the scope of ASC 325-40.  OTTI for these MBS are evaluated under ASC 320.

The Company concluded that all of its remaining MBS, which consist of available-for-sale, non-Agency MBS with credit ratings less than AA at the time of purchase or transfer, meet all of the criteria enumerated by ASC 325-40-15-3.  Accordingly, the Company computed OTTI for these assets under ASC 325-40.

The Company analyzed the impact of this misstatement from inception of the Company by evaluating both the quantitative and qualitative aspects of the change in accordance with SEC Staff Accounting Bulletin Nos. 99 and 108 and the speech guidance pertaining to the consideration of whether quantitatively significant errors can be immaterial, which guidance has been provided by the Staff of the SEC over the last several years. Through our analysis we determined that, notwithstanding its quantitative significance to certain financial statement line items, because of the non-GAAP matrixes discussed below on which our investors focus and base their decisions regarding investments in our Company, we do not believe the error rendered the previously issued financial statements materially misleading. While we believe that the affected previously issued financial statements are not materially misleading, we have changed our accounting and presentation for this as well as the other reclassification corrections also disclosed in our third quarter 10-Q for current and future periods. Because all of these errors can be viewed as quantitatively significant, we believe investors will be best served by comparable presentations achieved by restating to correct these items when they are next presented as comparative prior period amounts in future filings.

The Company is a mortgage REIT that invests primarily in Agency and non-Agency MBS.  As a mortgage REIT, the Company’s performance is primarily evaluated by investors and analysts based upon its ability to invest in assets that provide a stream of cash dividends.  The tax code requires REITs to pays cash dividends based on taxable earnings, not GAAP earnings.  As a result, investors and analysts are primarily interested in the taxable income generated by the REIT’s assets, in any financial reporting metrics that enable them to forecast future taxable income and in the REIT’s book value.  For that reason, along with GAAP earnings, a mortgage REIT’s quarterly earnings announcement will typically disclose either taxable income or “Core Earnings” for the quarter, as well as GAAP book value.  Core Earnings are a non-GAAP measure that approximates taxable income, and is generally derived by excluding OTTI, non-cash equity compensation expenses, unrealized gains and losses, realized gains and losses on sales and other items that do not affect distributable net income.  Similarly, analysts’ reports on mortgage REITs will typically exclude non-cash items to provide a core earnings number in order to evaluate the current performance and future dividend potential of a mortgage REIT, and will analyze changes in the Company’s book value per share rather than earnings per share.

Quantitative analysis:

The error is related to the calculation of OTTI on certain MBS in the portfolio and impacts the accretable yield on those assets if impairment occurs.  The Company calculated the impact of recording the non-cash adjustments associated with the error for the six affected periods.  The Statement of Financial Condition had no net change over the affected periods and the carrying value of the Company’s portfolio of assets declined by 0.18% as a result of the error correction.  Essentially, the net effect was to impair assets in one period and accrete the resulting increase in discount through income in future periods as the Company’s expectations of the accretable yield over the life of the assets was largely unchanged.

The quantitative assessment was performed on all interim and annual periods previously reported.  The Company considered the change in interest income due to recalculated accretion and OTTI impairment together with OTTI, accretion, and credit losses previously reported to evaluate the impact of the error as the calculation of accretable yield is dependent upon the effect of OTTI charges.  See Appendix A for a computation at each period and the effect on each period.  Additionally, in evaluating its quantitative analysis on quarterly periods, the Company considered the guidance of APB 28, paragraph 29 specifically “in determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.”    The Iron Curtain approach of quantitative evaluation indicates that most periods could be potentially materially misstated under a quantitative analysis based on the Company’s materiality threshold of 10% for non-cash, non-taxable items.  However, for the fiscal period ending December 31, 2010, the 9% error under the Iron Curtain approach falls below our quantitative threshold.  When considering the Roll-Over approach, the Company noted three quarters that could be considered potentially materially misstated based on its materiality threshold for non-cash, non-taxable items.  Quantitative analysis considering both approaches indicated to the Company that the correction of the error would be required in each affected quarterly period rather than in the period the error was discovered.

Qualitative Analysis:

•
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.  The misstatement arose from an estimate.   The OTTI calculation and the accretion of yield are based on the use of expected future cash flows over the life of the MBS, which may extend as long as 40 years.  Estimating future cash flows is not an exact measurement, but is based on subjective analysis and interpretation of current events and factors and projecting their effect on future events.  It inherently possesses a level of subjectivity.  The Company has calculated OTTI and accretion of income under ASC 325-40 and compared them to previously reported net income amounts for each of the periods impacted.   Additionally, the misstatement required a reclassification between two accounts in the Stockholders’ Equity portion of the Consolidated Statements of Financial Condition (“SOFC”) which had no net effect on the SOFC or book value, a key metric used by investors in evaluating the value of the Company.

•
Whether the misstatement masks a change in earnings or other trends.  While the misstatement affected net income, the basis of the changes to net income was due to non-cash adjustments.   The Company is a mortgage REIT and mortgage REITs are evaluated by investors and analysts primarily on the basis of cash dividends the REIT pays its investors.  The Company’s dividend distributions are based on taxable income, not GAAP income, and the misstatement had no impact on the Company’s prior or future dividend distributions.

•
Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.   Analysts’ consensus expectations are based on analyzing a REIT’s balance sheet statistics, interest spread fluctuations and distributable income.  As the adjustments were non-cash items, none of these measurements were affected by the misstatements and therefore did not hide a failure to meet analysts’ consensus expectations.

•	Whether the misstatement changed a loss into income or vice versa. While net income changed, there was no change from a loss to income or vice versa.

•
Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. The misstatement does not concern a segment or other portion of the Company’s business.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements. The misstatement has no effect on the Company’s compliance as a REIT or any other regulatory requirements.

•
Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements. The misstatement has no effect on the Company’s compliance with loan covenants or other contractual requirements.

•
Whether the misstatement has the effect of increasing management’s compensation. For example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.  The Company is managed by an external manager which is compensated based on shareholders’ equity, not earnings.  As a result, the misstatement has no effect on the manager’s compensation.

•	Whether the misstatement involves concealment of an unlawful transaction. The misstatement does not involve concealment of an unlawful transaction.

•
Statement of Financial Condition (SOFC).  The prior period misstatements have no material net effect on any prior period SOFC as stockholders’ equity and book value per share did not change.  The change on the balance sheet was simply a reclassification within Stockholders’ Equity between Other Comprehensive Income and Retained Earnings.  The Company determined that it was not probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

•
Statement of Operations (SOO).  SEC guidance indicates that while a misstatement should be quantified, it must also be analyzed from a qualitative perspective.  Having quantified the misstatement by period, cumulative periods, and total cumulative effect on the net income, for the reasons discussed below the Company determined, in conjunction with a qualitative analysis of the effect of the misstatement on the overall information being released within the consolidated financial statements, that the misstatement does not materially affect its statements.

Conclusion of Quantitative and Qualitative Analysis:

Because investors and analysts in mortgage REITs are primarily interested in the taxable income generated by the REIT’s assets and financial reporting metrics that permit them to forecast future taxable income, investors and analysts typically exclude non-cash items to determine a core earnings number in order to evaluate the current performance and future dividend potential of a mortgage REIT.  This error consisted of a non-cash, non-taxable item.  Although the error correction changes the reported GAAP earnings per share in some interim periods, it does not mask a trend in the earnings per share for the Company or impact the primary metrics an investor or analyst would consider in evaluating the Company’s performance.  Accordingly, while a quantitative analysis alone may have resulted with the Company concluding that the error was material to some periods, based upon the quantitative and qualitative analyses, the Company concluded that the error was immaterial to the financials as a whole and that a prospective restatement of affected periods was appropriate.

For the reasons discussed above, following its quantitative and qualitative analysis the Company determined that the appropriate action was to restate prospectively the effect of the change in future filings as the error related to non-cash adjustments that investors and analysts typically remove from GAAP income to evaluate the company.  Moreover, the error did not affect the taxable income or the GAAP book value of the Company –key drivers for investor decisions.  However, to provide investors with complete disclosure at the time of the error correction, the Company determined that the restatements of the affected line items should be disclosed for all affected periods and accounts in the September 30, 2011 Form 10-Q, in Item 5.

2.
We also note that you restated your presentation of interest expense on swaps and amortization of debt issue costs. When providing your analysis in response to our previous comment, please separately address the impact of the restatements for each item.

Response

Interest Rate Swaps

Prior to filing its Form 10-Q for the quarter ended June 30, 2011, the Company presented net interest settlements on swaps as a component of interest expense (indicative of net interest payments to hedge its cost of financing) in its Consolidated Statements of Operations (“SOO”).  After becoming aware of a speech given by an SEC staff member at the 2003 Thirty-First AICPA National Conference on Current SEC Developments (http://www.sec.gov/news/speech/spch121103gaf.htm), the Company has determined that the presentation of economic hedges requires combining realized and unrealized gains and losses on hedging instruments into a single line item on a registrant’s income statement. Effective with the Company’s filing of its second quarter 2011 Form 10-Q, the Company classifies net interest settlements on swaps as realized gains and losses and combines realized and unrealized gains and losses on swaps into a single line item.  This change had no effect on net income or the SOFC and simply moved the interest expense associated with interest rate swaps, $0.7 million, $2.5 million, $2.6 million, and $2.8 million for the quarters ending June 30, 2010, September 30, 2010, December 31, 2010, and March 31, 2011 respectively, to a separate line item in the SOO.  In prior filings, the Company disclosed that interest expense associated with the interest rate swaps was included in interest expense.  The Company determined that it was not probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item, that the Company’s consolidated financial statements taken as a whole are fairly presented and that the error is immaterial.  The change in presentation has no impact on trends in the Company’s earnings or performance as it does not affect taxable and distributable income, book value, or other important metrics that an investor may consider.  Due to there being no quantitative impact or qualitative impact on the reclassification, the Company determined that the appropriate action was to restate prospectively the effect of the change to prior periods in future filings only.  In reaching this determination, the Company considered both the qualitative and quantitative aspects of the change in accordance with SEC Staff Accounting Bulletin Nos. 99 and 108 in the same manner as described above.  This change had no material qualitative and no quantitative impact on the Company’s SOFC or SOO.

Amortization of Debt Issue Costs

Prior to filing its Form 10-Q for the quarter ended September 30, 2011, the Company presented amortization of debt issue costs in the Cash Flows From Financing Activities portion of the Consolidated Statements of Cash Flows (“SOCF”) as a component of payments on securitized debt borrowings in its consolidated statement of cash flows.  Effective with the Company’s filing of its third quarter 2011 Form 10-Q, the Company classifies amortization of debt issue costs as (Accretion) amortization of debt issue costs of securitized debt in the Adjustments to reconcile net income to net cash provided by (used in) operating activities portion of the SOCF to reflect the non-cash nature of the expense.  This change had no effect on net income or the SOFC and simply removed the debt issue costs of $6.9 million and $8.9 million for the nine months ended September 30, 2011 and September 30, 2010, respectively, associated with securitized debt from the Financing Activities portion of the SOCF and moved it to the Operating Activities portion of the SOCF.  The Company determined that it was not probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item, that the Company’s consolidated financial statements taken as a whole are fairly presented and that the error is immaterial.  The change in presentation has no impact on trends in the Company’s earnings or performance as it does not affect taxable and distributable income, book value, or other important metrics that an investor may consider.  The Company determined that the appropriate action was to restate prospectively the effect of the change to prior periods in future filings only.  In reaching this determination, the Company considered both the qualitative and quantitative aspects of the change in accordance with SEC Staff Accounting Bulletin Nos. 99 and 108 in the same manner as described above.  This change had no material qualitative and no quantitative impact on the Company’s SOCF, SOFC, or SOO.

*           *           *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings: and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please send any additional concerns or questions regarding your letter dated December 21, 2011 to my attention at adenahan@annaly.com or feel free to call me at 212-696-0100.

Very truly yours,

/s/ A. Alexandra Denahan

A. Alexandra Denahan
Chief Financial Officer

cc:	R. Nicholas Singh, Esq.
Fixed Income Discount Advisory Company

Appendix A

Period	Error in Period	Cumulative Error	Previously Reported GAAP Income for the Period	Errors as a % of Net Income Under Roll-Over Approach	Errors as a % of Net Income Under Iron Curtain Approach
For the Year Ended December 31, 2007	-	-	(2,906,000)	0%	0%
For the Year Ended December 31, 2008	(272,979)	(272,979)	(119,809,500)	0%	0%
For the Year Ended December 31, 2009	(13,959,440)	(14,232,420)	323,983,000	-4%	-4%
For the Quarter Ended March 31, 2010	(13,527,440)	(27,759,860)	125,610,000	-11%
For the Quarter Ended June 30, 2010	(3,368,525)	(31,128,385)	124,579,000	-3%
For the Quarter Ended September 30, 2010	(9,549,161)	(40,677,546)	126,435,000	-8%
For the Quarter Ended December 31, 2010	(20,036,818)	(60,714,364)	156,227,000	-13%
For the Year Ended December 31, 2010	(46,481,944)	(46,481,944)	532,851,000	-9%	-9%
For the Quarter Ended March 31, 2011	11,318,757	(35,163,187)	163,362,000	7%
For the Quarter Ended June 30, 2011	18,997,747	(16,165,441)	117,843,000	16%
Estimated Annualized For the Year Ended December 31, 2011*	30,316,504	(16,165,441)	462,785,333	7%	-3%

* At the time of our evaluation we evaluated the impact of the cumulative effect of adjusting the error against estimated annual income for the year ended December 31, 2011.